Exhibit 1

NXP Semiconductors Reports Second Quarter 2015 Results

Q2 2015
Revenue	$1,506 million
GAAP Gross margin	48.1%
GAAP Operating margin	22.0%
GAAP Diluted earnings per share	$1.23

Non-GAAP Gross margin	48.7%
Non-GAAP Operating margin	27.8%
Non-GAAP Diluted earnings per share	$1.44

Eindhoven, The Netherlands, July 30, 2015 – NXP Semiconductors N.V. (NASDAQ: NXPI) today reported financial results for the second quarter ended July 5, 2015, as well as provided guidance for the third quarter of 2015.

“Our results in the second quarter of 2015 were very good, as NXP delivered total revenue of $1.51 billion and non-GAAP operating margin of nearly 28 percent. Revenue increased nearly 12 percent from the same period in the prior year, and increased about three percent from the prior quarter, in line with our guidance. Non-GAAP diluted earnings per share were $1.44, above the high-end of guidance, and we generated $262 million non-GAAP free cash flow,” said Richard Clemmer, NXP Chief Executive Officer.

“During the quarter we achieved two significant milestones relating to the previously announced merger between NXP and Freescale Semiconductor. First, we announced the sale of NXP’s RF Power business to JAC Capital, a fundamental requirement we anticipated to attain regulatory approval of the merger. Secondly, we achieved very strong shareholder approval for the proposed merger at our recent extraordinary shareholders meeting. The remainder of the regulatory approval process is progressing as we had originally anticipated and we believe we are on track to close the transaction in the fourth quarter of 2015. We continue to make very good progress on the integration planning of the two companies. We are excited about creating a true industry leader focused on delivering differentiated product solutions which we believe will create significant value for our customers and shareholders,” said Clemmer.

Summary of Second Quarter 2015 Results ($ millions, except diluted EPS, unaudited)

	Q2 2015	Q1 2015	Q2 2014	Q - Q	Y - Y
Product Revenue	$1,468	$1,427	$1,304	2.9%	12.6%
Corporate & Other	$38	$40	$45	-5.0%	-15.6%

Total Revenue	$1,506	$1,467	$1,349	2.7%	11.6%
GAAP Gross Profit	$724	$704	$638	2.8%	13.5%
Gross Profit Adjustments (1)	$(10)	$(7)	$(17)
Non-GAAP Gross Profit	$734	$711	$655	3.2%	12.1%
GAAP Gross Margin	48.1%	48.0%	47.3%
Non-GAAP Gross Margin	48.7%	48.5%	48.6%
GAAP Operating Income	$332	$295	$249	12.5%	33.3%
Operating Income Adjustments (1)	(86)	(90)	(85)
Non-GAAP Operating Income	$418	$385	$334	8.6%	25.1%
GAAP Operating Margin	22.0%	20.1%	18.5%
Non-GAAP Operating Margin	27.8%	26.2%	24.8%
GAAP Net Income / (Loss)	$300	$(107)	$159	NM	88.7%
Net Income Adjustments (1)	(51)	(435)	(114)
Non-GAAP Net Income / (Loss)	$351	$328	$273	7.0%	28.6%
Non-GAAP Diluted Shares	243	243	250
GAAP EPS	$1.23	$(0.46)	$0.64	NM	92.2%
EPS Adjustments (1)	$(0.21)	$(1.81)	$(0.45)
Non-GAAP EPS	$1.44	$1.35	$1.09	6.7%	32.1%

1.	Please see “Discussion of GAAP to non-GAAP Reconciliation” on page 2 of this release.

Additional Information for the Second Quarter of 2015:

•	On May 28, 2015, NXP entered into an agreement to sell its RF Power business to Jianguang Asset Management Co. Ltd (“JAC Capital”) for $1.8 billion. The transaction is subject to review and approval by various regulatory entities. In view of the expected closing date in the second half of 2015, the RF Power business is classified as an asset held for sale.

•	On June 9, 2015, NXP issued Senior Secured Notes in the aggregate principle amounts of $600 million, due June 15, 2020 with a coupon of 4.125 percent, and $400 million due June 15, 2022 with a coupon of 4.625 percent.

•	On July 2, 2015, NXP’s General Meeting of Shareholders approved the previously announced merger proposal between NXP and Freescale Semiconductor. The NXP General Meeting of Shareholders also appointed Gregory L. Summe and Peter Smitham as non-executive directors of NXP, effective as of the closing of the merger

•	NXP repurchased approximately 1.7 million shares in the second quarter of 2015 for a total cost of approximately $162 million.

•	Net cash interest paid in the second quarter of 2015 was $24 million.

•	SSMC, NXP’s consolidated joint-venture wafer fab with TSMC, reported second quarter 2015 operating income of $51 million, EBITDA of $65 million and a closing cash balance of $520 million. During the second quarter of 2015 SSMC declared a dividend of $130 million, which was paid in July 2015.

•	Utilization in NXP wafer-fabs averaged 98 percent in the second quarter of 2015 compared to 95 percent in the prior year period and 99 percent in the prior quarter.

Supplemental Information ($ millions, unaudited)

	Q2 2015	Q1 2015	Q2 2014	% Q2 Total	Q - Q	Y - Y
Automotive	$310	$302	$288	21%	3%	8%
Secure Identification Solutions	$257	$222	$267	17%	16%	-4%
Secure Connected Devices	$276	$289	$198	18%	-4%	39%
Secure Interfaces and Power	$303	$291	$235	20%	4%	29%

High Performance Mixed Signal (HPMS)	$1,146	$1,104	$988	76%	4%	16%
Standard Products (STDP)	$322	$323	$316	21%	0%	2%

Product Revenue	$1,468	$1,427	$1,304	97%	3%	13%
Corporate & Other	$38	$40	$45	3%	-5%	-16%

Total Revenue	$1,506	$1,467	$1,349	100%	3%	12%

Product revenue is the combination of revenue from the High Performance Mixed Signal (HPMS) and Standard Products (STDP) segments. Percent of quarterly total amounts may not add to 100 percent due to rounding.

Guidance for the Third Quarter 2015: ($ millions, except diluted share count and diluted EPS) (1)

	Low	Mid	High
Product Revenue	$1,492	$1,517	$1,542
Q-Q	2%	3%	5%
Other Revenue	$33	$33	$33

Total Revenue	$1,525	$1,550	$1,575
Q-Q	1%	3%	5%
Non-GAAP Gross Profit	$741	$756	$772
Non-GAAP Gross Margin	48.5%	48.8%	49.0%
Non-GAAP Operating Income	$424	$435	$448
Non-GAAP Operating Margin	27.8%	28.0%	28.4%
Interest Expense	$(45)	$(45)	$(45)
Cash Taxes	$(8)	$(8)	$(8)
Non-controlling Interest	$(18)	$(18)	$(18)

Non-GAAP Net Income	$353	$364	$377
Non-GAAP Diluted Shares	243	243	243
Non - GAAP EPS	$1.45	$1.50	$1.55

Note (1): NXP has based the guidance included in this release on judgments and estimates that management believes are reasonable given its assessment of historical trends and other information reasonably available as of the date of this release. The guidance included in this release consists of predictions only, and is subject to a wide range of known and unknown risks and uncertainties, many of which are beyond NXP’s control. The guidance included in this release should not be regarded as representations by NXP that the estimated results will be achieved. Actual results may vary materially from the guidance we provide today. In relation to the use of non-GAAP financial information see the note regarding “Use of Non-GAAP Financial Information” elsewhere in this release. For the factors, risks and uncertainties to which judgments, estimates and forward-looking statements generally are subject see the note regarding “Forward-looking Statements.” We undertake no obligation to publicly update or revise any forward-looking statements, including the guidance set forth herein, to reflect future events or circumstances. Considering the uncertain magnitude and variability of the foreign exchange consequences upon “PPA effects”, “restructuring costs”, “other incidental items” and any interest expense or taxes in future periods, management believes that GAAP financial measures are not available for NXP without unreasonable efforts on a forward looking basis.

Discussion of GAAP to Non-GAAP Reconciliations

In addition to providing financial information on a basis consistent with U.S. generally accepted accounting principles (“GAAP”), NXP also provides the following selected financial measures on a non-GAAP basis: (i) “non-GAAP gross profit,” (ii) “non-GAAP gross margin,” (iii) “non-GAAP Research and development,” (iv) “non-GAAP Selling, general and administrative,” (v) non-GAAP Other income,” (vi) “non-GAAP operating income (loss),” (vii) “non-GAAP operating margin,” (viii) “non-GAAP net income/ (loss),” (ix) “PPA effects,” (x) “Restructuring costs,” (xi) “Stock based compensation,” (xii) “Other incidental items,” (xiii) “non-GAAP Financial Income (expense),” (xiv) “non-GAAP Results relating to equity-accounted investees,” (xv) “non-GAAP Cash tax (expense),” (xvi) “diluted non-GAAP EPS,” (xvii) “EBITDA,” “adjusted EBITDA” and “trailing 12 month adjusted EBITDA,” (xviii) “net debt,” (xix) “non-GAAP free cash flow” and (xx) “non-GAAP free cash flow margin.”

In this release, references to:

•	“non-GAAP gross profit,” “non-GAAP research and development,” “non-GAAP Selling, general and administrative,” “non-GAAP Other income,” “non-GAAP operating income (loss),” and “non-GAAP net income/ (loss)” is to NXP’s gross profit, research and development, selling general and administrative, operating income and net income/ (loss) calculated on a basis consistent with GAAP, net of the effects of purchase price accounting (“PPA”), restructuring costs, stock-based compensation, other incidental items and certain other adjustments. “PPA effects” reflect the fair value adjustments impacting acquisition accounting and other acquisition adjustments charged to the income statement applied to the formation of NXP on September 29, 2006 and all subsequent acquisitions. “Restructuring costs” consist of costs related to restructuring programs and gains and losses resulting from divestment activities and impairment charges. “Stock based compensation” consists of incentive expense granted to eligible employees in the form of equity based instruments. “Other incidental items” consist of process and product transfer costs (which refer to the costs incurred in transferring a production process and products from one manufacturing site to another) and certain charges related to acquisitions and divestitures. “Other adjustments” include or exclude certain items that management believes provides insight into our core operating results, our ability to generate cash and underlying business trends affecting our performance;

•	“non-GAAP gross margin” and “non-GAAP operating margin” is to our non-GAAP gross profit or our non-GAAP operating income as a percentage of total revenue, respectively;

•	“non-GAAP Financial Income (expense)” is the interest income or expense net of impacts due to non-cash interest expense on convertible notes; foreign exchange changes on our Euro-denominated debt; gains or losses due to the extinguishment of long-term debt; changes in fair value of warrant liability; and less other financial expenses deemed to be one-time in nature;

•	“non-GAAP Cash tax (expense)” represents the cash tax payments during the period;

•	“diluted non-GAAP EPS” attributable to stockholders is to non-GAAP net income or loss attributable to NXP’s stockholders, divided by the diluted weighted average number of common shares outstanding during the period, adjusted for treasury shares held;

•	“EBITDA” is to NXP’s earnings before financial income (expense), taxes, depreciation and amortization. “EBITDA” excludes certain tax payments that may represent a reduction in cash available to us, does not reflect any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future, does not reflect changes in, or cash requirements for, our working capital needs and does not reflect the significant financial expense, or the cash requirements necessary to service interest payments, on our debts;

•	“adjusted EBITDA” is to EBITDA after adjustments for “restructuring costs,” “stock-based compensation,” “other incidental items,” “other adjustments” and results related to equity accounted investees;

•	“trailing 12 month adjusted EBITDA” is to adjusted EBITDA for the last 12 months;

•	“net debt” is to the sum total of long and short term debt less total cash and cash equivalents, as reflected on the balance sheet;

•	“non-GAAP free cash flow” is the sum of our Net cash provided by (used for) operating activities and our net Capital expenditure on property, plant and equipment, as reflected on the cash flow statement;

•	“non-GAAP free cash flow margin” is the sum of our Net cash provided by (used for) operating activities and our net Capital expenditure on property, plant and equipment, as a percentage of total revenue.

Reconciliations of these non-GAAP measures to the most comparable measures calculated in accordance with GAAP are provided in the financial statements portion of this release in a schedule entitled “Financial Reconciliation of GAAP to non-GAAP Results (unaudited).”

NXP provides non-GAAP measures because management believes that they are helpful to understand the underlying operating and profit structure of NXP’s operations, to provide additional insight as to how management assesses the performance and allocation of resources among its various segments and because the financial community uses them in its analysis of NXP’s operating and/or financial performance, historical results and projections of NXP’s future operating results. NXP presents “non-GAAP gross profit,” “non-GAAP research and development,” “non-GAAP Selling, general and administrative,” “non-GAAP Other income,” “non-GAAP operating income,” “non-GAAP net income/ (loss),” “non-GAAP gross margin,” “non-GAAP operating margin” and “non-GAAP EPS” because these financials measures are net of “PPA effects,” “restructuring costs,” “stock based compensation,” “other incidental items,” and “other adjustments” which have affected the comparability of NXP’s results over the years. NXP presents “EBITDA,” “adjusted EBITDA” and “trailing 12 month adjusted EBITDA” because these financials measures enhance an investor’s understanding of NXP’s financial performance.

Non-GAAP measures should not be considered a substitute for any information derived or calculated in accordance with GAAP, are not intended to be measures of financial performance or condition, liquidity, profitability or operating cash flows in accordance with GAAP, and should not be considered as alternatives to net income (loss), operating income or any other performance measures determined in accordance with GAAP. These non-GAAP measures can vary from other participants in the semiconductor industry. They have limitations as analytical tools and should not be considered in isolation for analysis of NXP’s financial results as reported under GAAP.

Conference Call and Webcast Information

NXP will host a conference call on July 30, 2015 at 8:00 a.m. U.S. Eastern Time (2:00 p.m. Central European Time) to discuss its second quarter results and provide an outlook for the third quarter of 2015.

Interested parties may join the conference call by dialing 1 – 888 – 311 – 8119 (within the U.S.) or 1 – 330 – 863 - 3362 (outside of the U.S.). The participant pass-code is 77165858. To listen to a webcast of the event, please visit the Investor Relations section of the NXP website at www.nxp.com/investor. The webcast will be recorded and available for replay shortly after the call concludes.

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ: NXPI) creates solutions that enable secure connections for a smarter world. Building on its expertise in High Performance Mixed Signal electronics, NXP is driving innovation in the automotive, identification and mobile industries, and in application areas including wireless infrastructure, lighting, healthcare, industrial, consumer tech and computing. NXP has operations in more than 25 countries, and posted revenue of $5.65 billion in 2014. Find out more at www.nxp.com.

Forward-looking Statements

This document includes forward-looking statements which include statements regarding NXP’s business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions; the ability to successfully introduce new technologies and products; the end-market demand for the goods into which NXP’s products are incorporated; the ability to generate sufficient cash, raise sufficient capital or refinance corporate debt at or before maturity; the ability to meet the combination of corporate debt service, research and development and capital investment requirements; the ability to accurately estimate demand and match manufacturing production capacity accordingly or obtain supplies from third-party producers; the access to production capacity from third-party outsourcing partners; any events that might affect third-party business partners or NXP’s relationship with them; the ability to secure adequate and timely supply of equipment and materials from suppliers; the ability to avoid operational problems and product defects and, if such issues were to arise, to correct them quickly; the ability to form strategic partnerships and joint ventures and to successfully cooperate with alliance partners; the ability to win competitive bid selection processes to develop products for use in customers’ equipment and products; the ability to successfully establish a brand identity; the ability to successfully hire and retain key management and senior product architects; and, the ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and NXP’s business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, NXP’s market segments and product areas may develop. NXP has based these assumptions on information currently available, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While NXP does not know what impact any such differences may have on its business, if there are such differences, its future results of operations and its financial condition could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our SEC filings are available on our Investor Relations website, www.nxp.com/investor or from the SEC website, www.sec.gov.

For further information, please contact:

Investors:	Media:
Jeff Palmer	Joon Knapen
jeff.palmer@nxp.com	joon.knapen@nxp.com
+1 408 518 5411	+31 619 303 857

NXP Semiconductors

Table 1: Condensed consolidated statement of operations (unaudited)

($ in millions except share data)	Three Months Ended
	July 5, 2015	April 5, 2015	June 29, 2014
Revenue	$1,506	$1,467	$1,349
Cost of revenue	(782)	(763)	(711)

Gross profit	724	704	638
Research and development	(195)	(199)	(180)
Selling, general and administrative	(198)	(210)	(216)

Total operating expenses	(393)	(409)	(396)
Other income (expense)	1	—	7

Operating income (loss)	332	295	249
Financial income (expense):
Interest income (expense) - net	(45)	(46)	(34)
Foreign exchange gain (loss)	40	(208)	(22)
Changes in fair value of warrant liability	18	(115)	—
Other financial expense	(11)	(4)	(4)

Income (loss) before taxes	334	(78)	189
Benefit (provision) for income taxes	(14)	(15)	(12)
Results relating to equity-accounted investees	1	3	1

Net income (loss)	321	(90)	178
Net (income) loss attributable to non-controlling interests	(21)	(17)	(19)

Net income (loss) attributable to stockholders	300	(107)	159
Earnings per share data:
Net income (loss) attributable to stockholders per common share
Basic earnings per common share in $	$1.29	$(0.46)	$0.66
Diluted earnings per common share in $	$1.23	$(0.46)	$0.64
Weighted average number of shares of common stock (in thousands):
Basic	232,681	233,116	239,851
Diluted	243,288	233,116	250,124

NXP Semiconductors

Table 2: Condensed consolidated balance sheet (unaudited)

($ in millions)	As of
	July 5, 2015	April 5, 2015	June 29, 2014
Current assets:
Cash and cash equivalents	$2,435	$1,355	$661
Accounts receivable – net	533	539	631
Other receivables	41	46	38
Assets held for sale	361	59	6
Inventories	756	772	751
Other current assets	131	123	129

Total current assets	4,257	2,894	2,216
Non-current assets:
Investments in equity-accounted investees	75	73	56
Other non-current assets	462	479	150
Property, plant and equipment	1,078	1,107	1,079
Identified intangible assets	496	558	658
Goodwill	1,825	1,954	2,337

Total non-current assets	3,936	4,171	4,280

Total assets	8,193	7,065	6,496
Current liabilities:
Accounts payable	739	755	627
Liabilities held for sale	6	6	—
Accrued liabilities	542	532	622
Short-term debt	33	32	37

Total current liabilities	1,320	1,325	1,286
Non-current liabilities:
Long-term debt	5,014	4,012	3,543
Other non-current liabilities	958	993	413

Total non-current liabilities	5,972	5,005	3,956
Non-controlling interests	250	280	228
Stockholders’ equity	651	455	1,026

Total equity	901	735	1,254
Total liabilities and equity	8,193	7,065	6,496

NXP Semiconductors

Table 3: Condensed consolidated statement of cash flows (unaudited)

($ in millions)	Three Months Ended
	July 5, 2015	April 5, 2015	June 29, 2014
Cash Flows from operating activities
Net income (loss)	$321	$(90)	$178
Adjustments to reconcile net income (loss):
Depreciation and amortization	98	95	103
Stock-based compensation	36	35	37
Change in fair value of the Warrant liability	(18)	115	—
Amortization of discount on convertible debt	9	10	—
Net (gain) loss on sale of assets	(1)	—	(6)
Results relating to equity accounted investees	(1)	(3)	(1)
Changes in operating assets and liabilities:
(Increase) decrease in trade receivables	14	(39)	(79)
(Increase) decrease in inventories	(14)	(53)	(10)
Increase (decrease) in trade payables	(20)	46	70
(Increase) decrease in other receivables	7	(15)	(4)
Increase (decrease) in other payables	(53)	64	(68)
Changes in deferred taxes	(3)	5	5
Exchange differences	(40)	208	22
Other items	16	(10)	(5)

Net cash provided by (used for) operating activities	351	368	242
Cash flows from investing activities:
Purchase of identified intangible assets	(4)	(2)	(9)
Capital expenditures on property, plant and equipment	(91)	(80)	(89)
Proceeds from disposals of property, plant and equipment	2	—	—
Purchase of interests in businesses	(2)	(103)	(2)
Proceeds from sale of interests in businesses	1	—	1
Proceeds from return of equity investment	—	1	—
Other	—	1	(10)

Net cash (used for) provided by investing activities	(94)	(183)	(109)
Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	1	(1)	1
Repayments under the revolving credit facility	—	—	(50)
Amounts drawn under the revolving credit facility	—	—	50
Principal payments on long-term debt	(8)	(10)	(4)
Net proceeds from the issuance of long-term debt	990	—	—
Cash proceeds from exercise of stock options	9	16	32
Purchase of treasury shares	(162)	(4)	(223)
Hold-back payments on prior acquisitions	(2)	—	—

Net cash provided by (used for) financing activities	828	1	(194)
Effect of changes in exchange rates on cash positions	(5)	(16)	2

Increase (decrease) in cash and cash equivalents	1,080	170	(59)
Cash and cash equivalents at beginning of period	1,355	1,185	720

Cash and cash equivalents at end of period	2,435	1,355	661

NXP Semiconductors

Table 4: Reconciliation of GAAP to non-GAAP Segment Results (unaudited)

($ in millions)	Three Months Ended
	July 5, 2015	April 5, 2015	June 29, 2014
High Performance Mixed Signal (HPMS)	1,146	1,104	988
Standard Products	322	323	316

Product Revenue	1,468	1,427	1,304
Corporate and Other	38	40	45

Total Revenue	$1,506	$1,467	$1,349

HPMS Revenue	$1,146	$1,104	$988
Percent of Total Revenue	76.1%	75.3%	73.2%
HPMS segment GAAP gross profit	610	597	545
PPA effects	(1)	—	—
Restructuring	—	(1)	—
Stock based compensation	(3)	(1)	(2)
Other incidentals	(1)	—	—

HPMS segment non-GAAP gross profit	$615	$599	$547

HPMS segment GAAP gross margin	53.2%	54.1%	55.2%
HPMS segment non-GAAP gross margin	53.7%	54.3%	55.4%
HPMS segment GAAP operating profit	293	266	232
PPA effects	(18)	(14)	(22)
Restructuring	(6)	(11)	1
Stock based compensation	(29)	(28)	(29)
Other incidentals	(1)	—	7

HPMS segment non-GAAP operating profit	$347	$319	$275

HPMS segment GAAP operating margin	25.6%	24.1%	23.5%
HPMS segment non-GAAP operating margin	30.3%	28.9%	27.8%
Standard Products Revenue	$322	$323	$316
Percent of Total Revenue	21.4%	22.0%	23.4%
Standard Products segment GAAP gross profit	109	110	91
PPA effects	(1)	(1)	(1)
Restructuring	(1)	—	(12)
Stock based compensation	—	(1)	—
Other incidentals	(2)	(1)	(1)

Standard Products segment non-GAAP gross profit	$113	$113	$105

Standard Products segment GAAP gross margin	33.9%	34.1%	28.8%
Standard Products segment non-GAAP gross margin	35.1%	35.0%	33.2%
Standard Products segment GAAP operating profit	53	52	29
PPA effects	(12)	(14)	(16)
Restructuring	(1)	—	(9)
Stock based compensation	(7)	(7)	(8)
Other incidentals	(2)	(1)	(1)

Standard Products segment non-GAAP operating profit	$75	$74	$63

Standard Products segment GAAP operating margin	16.5%	16.1%	9.2%
Standard Products segment non-GAAP operating margin	23.3%	22.9%	19.9%
Corporate and Other Revenue	$38	$40	$45
Percent of Total Revenue	2.5%	2.7%	3.4%
Corporate and Other segment GAAP gross profit	5	(3)	2
PPA effects	(3)	(2)	(2)
Restructuring	1	—	2
Other incidentals	1	—	(1)

Corporate and Other segment non-GAAP gross profit	$6	$(1)	$3

Corporate and Other segment GAAP gross margin	13.2%	-7.5%	4.4%
Corporate and Other segment non-GAAP gross margin	15.8%	-2.5%	6.7%
Corporate and Other segment GAAP operating profit	(14)	(23)	(12)
PPA effects	(6)	(5)	(7)
Restructuring	(2)	(1)	2
Other incidentals	(2)	(9)	(3)

Corporate and Other segment non-GAAP operating profit	$(4)	$(8)	$(4)

Corporate and Other segment GAAP operating margin	-36.8%	-57.5%	-26.7%
Corporate and Other segment non-GAAP operating margin	-10.5%	-20.0%	-8.9%

NXP Semiconductors

Table 5: Financial Reconciliation of GAAP to non-GAAP Results (unaudited)

($ in millions except share data)	Three Months Ended
	July 5, 2015		April 5, 2015	June 29, 2014
Revenue	$1,506		$1,467	$1,349
GAAP Gross profit	$724		$704	$638
PPA effects	(5)		(3)	(3)
Restructuring	—		(1)	(10)
Stock Based Compensation	(3)		(2)	(2)
Other incidentals	(2)		(1)	(2)

Non-GAAP Gross profit	$734		$711	$655

GAAP Gross margin	48.1%		48.0%	47.3%
Non-GAAP Gross margin	48.7%		48.5%	48.6%
GAAP Research and development	$(195)		$(199)	$(180)
Restructuring	(5)		(8)	4
Stock based compensation	(9)		(8)	(5)

Non-GAAP Research and development	$(181)		$(183)	$(179)

GAAP Selling, general and administrative	$(198)		$(210)	$(216)
PPA effects	(31)		(30)	(41)
Restructuring	(4)		(3)	—
Stock based compensation	(24)		(25)	(30)
Other incidentals	(3)		(9)	(2)

Non-GAAP Selling, general and administrative	$(136)		$(143)	$(143)

GAAP Other income (expense)	$1		$—	$7
PPA effects	—		—	(1)
Other incidentals	—		—	7

Non-GAAP Other income (expense)	$1		$—	$1

GAAP Operating income (loss)	$332		$295	$249
PPA effects	(36)		(33)	(45)
Restructuring	(9)		(12)	(6)
Stock based compensation	(36)		(35)	(37)
Other incidentals	(5)		(10)	3

Non-GAAP Operating income (loss)	$418		$385	$334

GAAP Operating margin	22.0%		20.1%	18.5%
Non-GAAP Operating margin	27.8%		26.2%	24.8%
GAAP Financial income (expense)	$2		$(373)	$(60)
Non-cash interest expense on convertible notes	(9)		(10)	—
Foreign exchange gain (loss) on debt	40		(208)	(22)
Changes in fair value of warrant liability	18		(115)	—
Other financial expense	(11)		(4)	(4)

Non-GAAP Financial income (expense)	$(36)		$(36)	$(34)

GAAP Income tax benefit (provision)	$(14)		$(15)	$(12)
Other adjustments	(4)		(11)	(4)

Non-GAAP Cash tax (expense)	$(10)		$(4)	$(8)

GAAP Results relating to equity-accounted investees	$1		$3	$1
Other adjustments	1		3	1

Non-GAAP Results relating to equity-accounted investees	$—		$—	$—

GAAP Net income (loss)	$321		$(90)	$178
PPA effects	(36)		(33)	(45)
Restructuring	(9)		(12)	(6)
Stock based compensation	(36)		(35)	(37)
Other incidentals	(5)		(10)	3
Other adjustments	35	1)	(345)	(29)

Non-GAAP Net income (loss)	$372		$345	$292

GAAP Net income (loss) attributable to stockholders	$300		$(107)	$159
PPA effects	(36)		(33)	(45)
Restructuring	(9)		(12)	(6)
Stock based compensation	(36)		(35)	(37)
Other incidentals	(5)		(10)	3
Other adjustments	35		(345)	(29)

Non-GAAP Net income (loss) attributable to stockholders	$351		$328	$273

GAAP Weighted average shares - diluted	243,288		233,116	250,124
Non-GAAP Adjustment	—		10,210	—

Non-GAAP Weighted average shares - diluted	243,288		243,326	250,124

GAAP Diluted net income (loss) attributable to stockholders per share	$1.23		$(0.46)	$0.64
Non-GAAP Diluted net income (loss) attributable to stockholders per share	$1.44		$1.35	$1.09

1)	Includes: During 2Q15: Non-cash interest expense on convertible Notes: ($9) million; Foreign exchange gain on debt: $40 million; Changes in fair value of warrant liability: $18 million; Other financial expense: ($11) million; Results relating to equity-accounted investees: $1 million; and difference between book and cash income taxes: ($4) million.

NXP Semiconductors

Table 6: Adjusted EBITDA and Free Cash Flow (unaudited)

($ in millions)	Three Months Ended
	July 5, 2015	April 5, 2015	June 29, 2014
Net Income	$321	$(90)	$178

Reconciling items to EBITDA
Financial (income) expense	(2)	373	60
(Benefit) provision for income taxes	14	15	12
Depreciation	57	58	54
Amortization	41	37	49

EBITDA	$431	$393	$353

Reconciling items to adjusted EBITDA
Results of equity-accounted investees	(1)	(3)	(1)
Restructuring 1)	9	12	6
Stock based compensation	36	35	37
Other incidental items 1)	7	10	(4)

Adjusted EBITDA	$482	$447	$391

Trailing twelve month adjusted EBITDA	$1,831	$1,740	$1,485

1) Excluding depreciation property, plant and equipment and amortization software related to:

Restructuring	—	—	—
Other incidental items	(2)	—	1

($ in millions)	Three Months Ended
	July 5, 2015	April 5, 2015	June 29, 2014
Net cash provided by (used for) operating activities	$351	$368	$242

Net capital expenditures on property, plant and equipment	(89)	(80)	(89)

Non-GAAP free cash flow	$262	$288	$153
Non-GAAP free cash flow as a percent of Revenue	17%	20%	11%